UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
December 2011 Up 15.3% Year over Year

Mexico City, January 4, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for December 2011 increased by 15.3% when compared to December 2010.

All figures in this announcement reflect comparisons between December 1 through December 31, 2010 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2010	December 2011	% Change

Cancún	296,720	368,910	24.3
Cozumel	4,093	10,678	160.9
Huatulco	29,143	41,571	42.6
Mérida	92,633	109,611	18.3
Minatitlán	7,441	8,970	20.5
Oaxaca	31,542	35,239	11.7
Tapachula	13,127	14,059	7.1
Veracruz	60,465	64,859	7.3
Villahermosa	64,721	79,868	23.4
Total Domestic	599,885	733,765	22.3

International
Airport	December 2010	December 2011	% Change

Cancún	775,473	859,666	10.9
Cozumel	35,667	34,758	(2.5)
Huatulco	7,115	7,896	11.0
Mérida	10,606	9,490	(10.5)
Minatitlán	308	357	15.9
Oaxaca	3,682	4,236	15.0
Tapachula	270	467	73.0
Veracruz	5,907	9,276	57.0
Villahermosa	4,688	4,910	4.7
Total International	843,716	931,056	10.4

Total
Airport	December 2010	December 2011	% Change

Cancún	1,072,193	1,228,576	14.6
Cozumel	39,760	45,436	14.3
Huatulco	36,258	49,467	36.4
Mérida	103,239	119,101	15.4
Minatitlán	7,749	9,327	20.4
Oaxaca	35,224	39,475	12.1
Tapachula	13,397	14,526	8.4
Veracruz	66,372	74,135	11.7
Villahermosa	69,409	84,778	22.1
ASUR Total	1,443,601	1,664,821	15.3

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 4, 2012